UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Providence and Worcester Railroad Company

(Name of Issuer)

Common Stock $.50 par value per share

(Title of Class of Securities)

743737 10 8

(CUSIP Number)

Margaret D. Farrell, Esq.

Hinckley, Allen & Snyder

50 Kennedy Plaza, Suite 1500

Providence, Rhode Island 02903

(401) 274-2000

(Name, address and telephone number of person

authorized to receive notices and communications)

February 2, 2007

(Date Of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 743737 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Robert H. Eder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	Not applicable.
	(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 768,162

	8.	Shared Voting Power 74,580

	9.	Sole Dispositive Power 768,162

	10.	Shared Dispositive Power 74,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 842,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 18.6% (based upon 4,531,392 shares outstanding)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock $0.50 par value per share (“Common Stock”), Providence and Worcester Railroad Company, 75 Hammond Street, Worcester, MA 01610.

Item 2.	Identity and Background

	(a)	Robert H. Eder;
	(b)	Residential Address: 120 Sunset Avenue, Palm Beach, Florida 33480;
	(c)	Robert H. Eder: Chairman of the Board, Providence and Worcester Railroad Company and Capital Properties, Inc., 100 Dexter Road, East Providence, RI 02914;
	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

	(f)	United States.

Item 3.	Source and Amount of Funds or Other Consideration
The funds used to purchase certain securities herein described came from the personal resources of the Reporting Person.

Item 4.	Purpose of Transaction

The shares described herein were transferred by the Robert H. Eder 2005 Trust and Linda Eder 2005 Trust of which Stephen J. Carlotti serves as trustee for estate planning purposes upon termination of the aforesaid trusts to Robert H. Eder and his spouse, Linda Eder. Mr. Eder who serves as a Director of the issuer, and his spouse, Linda Eder, acquired the shares held by the trusts over time as an investment. Mr. Eder does not have any plans, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. In his capacity as a director of the Issuer, the Reporting Person may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Issuer as required under applicable law. The Reporting Person has no such plans in his capacity as an investor.

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number of securities identified pursuant to Item 1 beneficially owned by Mr. Eder is 842,742, representing 18.6% of the 4,531,392 shares of the issuer’s Class A Common Stock outstanding on November 1, 2006, of which 768,162 shares are held directly by Robert H. Eder and 74,580 shares are held by Mr. Eder’s spouse, Linda Eder.

(b)

(i) The number of shares as to which Mr. Eder has sole power to vote or to direct the vote is 768,162; the number of shares as to which there is shared power to vote or to direct the vote is 74,580; the number of shares as to which there is sole power to dispose or to direct the disposition is 768,162; the number of shares as to which there is shared power to dispose or direct the disposition is 74,580.

(c)	(i), (ii) None

(d)	(i), (ii) Not applicable.

(e)	(i), (ii) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer.

Item 7.	Material to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007	/s/ Stephen J. Carlotti
____________________________________

Stephen J. Carlotti, as Attorney-in-Fact for Robert H. Eder